GUILDHALL MINERALS LTD.

FINANCIAL STATEMENTS

MARCH 31, 2008

INDEPENDENT AUDITORS’ REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

STATEMENT OF SHAREHOLDERS’ EQUITY

NOTES TO THE FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Guildhall Minerals Ltd:

We have audited the balance sheets of Guildhall Minerals Ltd. as at March 31, 2008 and 2007 and the statements of loss and deficit, cash flows and shareholders’ equity for the years ended March 31, 2008, 2007, and 2006.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows and the changes in shareholders’ equity for the years ended March 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 20, 2008, except for Note 8 which is as of July 4, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA

UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 20, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 20, 2008, except for Note 8 which is as of July 4, 2008

GUILDHALL MINERALS LTD.

BALANCE SHEETS

(Expressed In Canadian Dollars)

	March 31,	March 31,
	2008	2007

ASSETS

CURRENT
Cash and cash equivalents	$664,333	$176,211

MINERAL PROPERTIES (Note 3)	33,500	32,501

TOTAL ASSETS	$697,833	$208,712

LIABILITIES

CURRENT
Accounts payable	$69,734	$112,501
Due to related party (Note 4)	7,516	15,775

TOTAL LIABILITIES	77,250	128,276

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	10,607,218	9,915,988
CONTRIBUTED SURPLUS	60,000	60,000
DEFICIT	(10,046,635)	(9,895,552)

	620,583	80,436

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$697,833	$208,712

Going Concern (Note 1)

Commitments (Note 3)

APPROVED ON BEHALF OF THE BOARD:

“Michael Laidlaw”	“Terence Kwan”
Michael Laidlaw	Terence Kwan

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD.

STATEMENTS OF LOSS AND DEFICIT

(Expressed In Canadian Dollars)

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006

INCOME
Interest income	$ 7,714	$ -	$ -

EXPENSES
Management fees (Note 4(a))	30,000	30,000	30,000
Office and general (Note 4(d))	112,994	73,281	57,176
Professional fees and disbursements (Note 4(b))	26,916	93,126	36,110
Exploration tax credits received	(11,114)	-	-
Write-off of other assets	-	1	-
Write-down of mineral properties (Note 3)	1	71,314	-
Gain on debt settlement (Note 4(a))	-	(51,500)	(11,439)
	158,797	216,222	111,847

NET LOSS FOR THE YEAR	(151,083)	(216,222)	(111,847)

DEFICIT, BEGINNING OF THE YEAR	(9,895,552)	(9,679,330)	(9,567,483)

DEFICIT, END OF THE YEAR	$ (10,046,635)	$ (9,895,552)	$ (9,679,330)

BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.04)	$ (0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 5(a))	13,427,325	5,965,761	3,662,412

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD.

STATEMENTS OF CASH FLOWS

(Expressed In Canadian Dollars)

	Year ended March 31, 2008	Year ended March 31, 2007	Year ended March 31, 2006

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(151,083)	$ (216,222)	$ (111,847)
Adjust for items not involving cash:
Gain on debt settlement	-	(51,500)	(11,439)
Write-down of mineral properties	1	71,314	-
Write-off of other assets	-	1	-
Non-cash management fees and expenses	19,041	46,239	44,522

	(132,041)	(150,168)	(78,764)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(3,867)	81,491	20,260
Prepaid expenses	-	2,400	(2,400)
Due to related party	-	(5,893)	-

CASH USED IN OPERATING ACTIVITIES	(135,908)	(72,170)	(60,904)

INVESTING ACTIVITIES
Acquisition of mineral property	-	(2,500)	(7,500)
Deferred exploration costs	-	(11,711)	(52,104)

CASH USED IN INVESTING ACTIVITIES	-	(14,211)	(59,604)

FINANCING ACTIVITIES
Private placement subscriptions cancelled	-	(27,500)	-
Proceeds from exercise of warrants	624,030	-	-
Private placement subscriptions received	-	210,100	175,500

CASH PROVIDED BY FINANCING ACTIVITIES	624,030	182,600	175,500

INCREASE IN CASH AND CASH EQUIVALENTS	488,122	96,219	54,992

CASH AND CASH EQUIVALENTS, BEGINNING	176,211	79,992	25,000

CASH AND CASH EQUIVALENTS, ENDING	$664,333	$ 176,211	$ 79,992

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 6)

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD.

STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed In Canadian Dollars)

	Common Shares	Value	Contributed Surplus	Accumulated Deficit	Total

Balance March 31, 2004 (reverse split - Note 5(a))	4,162,412	$ 9,021,948	$ 60,000	$ (9,483,523)	$ (401,575)

Less shares held in escrow cancelled	(500,000)	-	-	-	-
Net loss	-	-	-	(83,960)	(83,960)

Balance, March 31, 2005	3,662,412	9,021,948	60,000	(9,567,483)	(485,535)

Net loss	-	-	-	(111,847)	(111,847)

Balance, March 31, 2006	3,662,412	9,021,948	60,000	(9,679,330)	(597,382)

Shares issued under debt settlement arrangements:
@ $0.10 per share	4,489,400	448,940	-	-	448,940
@ $0.40 per share	80,000	32,000	-	-	32,000
Non-brokered private placement:
Shares issued for cash @ $0.10 per share	1,830,000	183,000	-	-	183,000
Shares issued for cash @ $0.10 per share	2,001,000	200,100	-	-	200,100
Shares issued for mineral claims @ $0.30 per share	100,000	30,000	-	-	30,000
Net loss	-	-	-	(216,222)	(216,222)

Balance, March 31, 2007	12,162,812	9,915,988	60,000	(9,895,552)	80,436

Shares issued under debt settlement arrangements
@ $0.21 per share	320,000	67,200	-	-	67,200
Warrants exercised
Shares issued for cash @ $0.15 per share	4,160,200	624,030	-	-	624,030
Net loss	-	-	-	(151,083)	(151,083)

Balance, March 31, 2008	16,643,012	$10,607,218	$ 60,000	$(10,046,635)	$ 620,583

The accompanying notes are an integral part of these financial statements

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

Guildhall Minerals Ltd. was incorporated under the Company Act of the Province of British Columbia on September 30, 1968.  On September 1, 2005 the shareholders of the Company authorized a name change from Global Net Entertainment Corp. to Guildhall Minerals Ltd. (effective February 21, 2006) and approved a consolidation of its share capital on a one-for-five basis.  The share consolidation received regulatory approval and took effect on November 17, 2006 (Note 5(a)).  The shares of the Company were also reinstated for trading on the NEX board of the TSX Venture Exchange.

The Company, since mid-2005 has taken steps to become an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims.  The recovery of the Company’s investment in mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and any future proceeds from the disposition of those reserves.  Subsequent to March 31, 2008, the Company entered into two Letters of Intent to acquire oil and gas interests.   Should the transactions be completed, the focus and direction of the Company would change to oil and gas exploration, development and production. See Note 8.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and at March 31, 2008 had an accumulated deficit of $10,046,635.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

As at March 31, 2008 the Company received $624,030 from the exercise of 4,160,200 warrants.  The Company intends to raise further equity funding on an ongoing basis for the purpose of financing general working capital and exploration programs.

NOTE 2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted principals.  Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less.  The Company is exposed to some credit risk with respect to its cash and cash equivalents.  However, the risk is minimized as they are held at a major Canadian Chartered Bank.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Mineral Properties (continued)

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to which costs are capitalized or charged as impairment charges.  Write-downs due to impairment in value are charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the period.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities.  The fair value of the Company’s financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

The fair value of amounts due to a related party is not determinable as there are no stated repayment terms (Note 4(a)).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 3) is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management.  The Company does not use any derivative or hedging instruments.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  The Company adopted the accounting standards of the CICA regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Impairment of Long-Lived Assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their varying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Changes In Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, “Accounting Changes.”  Effective August 1, 2007, the Company adopted Section 1506 effective for annual and interim periods beginning on or after January 1, 2007.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.   The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of generally accepted accounting principals (“GAAP”) that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 2

.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Financial Instruments, Comprehensive Income (Loss), Hedges, and Equity

In January 2005, the “CICA” issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3865, “Hedges” 3251 “Equity”, and 3861 “Financial Instruments – Disclosure and Presentation”.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated.  The Company has adopted these new standards effective August 1, 2007.

(a) Financial instruments – recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains or losses are to be presented.  All financial instruments are classified into one of the following five categories: financial assets and liabilities held for trading, financial assets held to maturity; loans and receivables, financial assets available for sale or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

*

Held for trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise.

*

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

*

Available for sale financial assets are measured at fair value.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

*

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

(b) Comprehensive income (loss)

Comprehensive income is the change in equity of the Company from net earnings and other comprehensive income (“OCI”).  OCI includes unrealized gains and losses, such as; change in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available for sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.  Amounts recognized in OCI must eventually be reclassified to income when the related gains or losses are realized.  For the year ended March 31, 2008, the Company did not have other comprehensive income or loss, therefore the comprehensive loss for the year is equal to the net loss for the year.

(c) Hedges

Handbook Section 3685 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting may be performed.  The Company currently does not have any hedges.  The adoption of these Handbook Sections had no impact on the opening deficit.

(d) Equity

The new standard is effective for fiscal years beginning on or after October 1, 2006 and establishes standards for the presentation of equity and changes in equity during the reporting period.

(e) Financial Instruments – Disclosure and Presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Future Accounting Changes

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

On January 8, 2008, the CICA issued Section 3064, Goodwill and intangible Assets.  Section 3064, establishes standards for the recognition measurement and disclosure of goodwill and intangible assets.  Section 3064 is effective for annual and interim financial statements to fiscal years beginning on or after October 1, 2008.

On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks.  Sections 1535, 3862 and 3863 are effective for interim and annual fiscal years beginning on or after October 31, 2007.

General Standards of Financial Statement Presentation

The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of this amendment to have an impact on its financial statements.

Transition to International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual financial statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

NOTE 3.

MINERAL PROPERTIES

As of March 31, 2008, accumulated costs with respect to the Company’s interest in mineral properties owned, leased or under option, consisted of the following:

	Bridge Claims	Stellar Property	Total
	$	$	$
Balance March 31, 2006	-	59,604	59,604
Acquisition Costs	32,500	-	32,500
Exploration and Development Costs
Field and assessment work	-	11,711	11,711
Write Down of Mineral Claims	-	(71,314)	(71,314)
Balance March 31, 2007	32,500	1	32,501
Acquisition costs – option extension	1,000		1,000
Exploration and Development Costs	-	-	-
Write off of mineral claim	-	(1)	(1)
Balance March 31, 2008	33,500	-	33,500

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 3.

MINERAL PROPERTIES (continued)

Stellar Property, New Westminster Mining Division, B.C.

On March 8, 2005 the Company entered into an option agreement, subsequently amended September 6, 2005, November 9, 2005 and June 26, 2006 with a third party to acquire 28 contiguous mineral claims north east of Harrison Lake in the Province of British Columbia.

At March 31, 2007 the Company was in default of the terms of the Option Agreement.  A request was made to the optionor to negotiate revisions to the terms of the Option Agreement.  No response was ever received and on July 17, 2007 the Company gave written notice of termination as provided by the agreement.  During the year ended March 31, 2008, the Company wrote off the property to $Nil (2007 - $1) resulting in a loss of $1 (2007 - $71,314).  (See Note 8).  Also, the Company recovered British Columbia Mineral Tax credits in the amount of $11,114 for exploration previously carried out on the property which has been recorded in income as the carrying value has been fully written off.

Bridge Claims, Lillooet Mining Division, B.C.

On February 20, 2007, as amended on March 20, 2008 for consideration of $1,000, the Company entered into an option agreement with a third party to acquire the Bridge mineral claims located south of Carpenter Lake and west of Gold Bridge in B.C.  The option calls for:

a)

the payment of $2,500 upon the execution of this agreement (paid February, 2007)

b)

the issuance of 400,000 shares as follows:

i.

100,000 shares upon the acceptance of the Agreement by the Exchange (issued March 2007);

ii.

100,000 on or before February 15, 2009;

iii.

100,000 on or before February 15, 2010; and

iv.

100,000 on or before February 15, 2011;

c)

the expenditure on or in relation to exploration work on or relating to the claims not less than the following amounts (total of $250,000) on or before the following dates:

i.

$50,000 on or before February 15, 2009

ii.

an aggregate cumulative total of not less than $150,000 on or before February 15, 2010;

iii.

an aggregate cumulative total of not less than $250,000 on or before February 10, 2011.

d)

the issuance of 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study.

The optionor retains the rights to a Net Smelter Return (“NSR”) of 2.5% but the Company has the right to purchase up to 1.5 % of the NSR from the optionor at a cost of $500,000 for each 0.5% NSR purchased.

NOTE 4.

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2008 the Company incurred:

a)

$30,000 for management fees to the President and CEO (2007 - $30,000; 2006 - $30,000).  At March 31, 2008 $7,516 (2007 - $15,775) is owing to the President and CEO for fees and expenses incurred on behalf of the Company.  The outstanding amounts are non-interest bearing and without specific repayment terms.  During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due the President and CEO.  During December 2006, 2,281,800 shares at a price of $0.10 per share were issued in settlement of $228,180 of debt due the President and CEO.  In addition $51,500 in management fees payable to this party was cancelled as part of this debt settlement resulting in a gain on settlement.

b)

Legal fees and disbursements of $28,816 (2007 - $60,016; 2006 - $59,984) to a law firm of which a director and officer is a principal.  As at March 31, 2008 $7,548 (2007 - $36,491) is owing to this firm and is included in accounts payable.  During November 2007 120,000 shares at a price of $0.21 per share were issued in settlement of $25,200 of debt due to the law firm.  During December 2006 1,381,500 shares at a price of $0.10 per share were issued in settlement of $138,150 of debt due to the law firm.

c)

$Nil (2007 – $5,000: 2006 – $Nil) for professional geological consulting fees to a director.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 4.

RELATED PARTY TRANSACTIONS (CONTINUED)

d)

$36,000 (2007 – $5,000; 2006 – $Nil) for administrative and accounting services to a company controlled by a director and officer.  As at March 31, 2008 $3,150 (2007 – $5,000) is owing to this company and is included in accounts payable.  During November 2007 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this company,

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with third parties.

NOTE 5.

SHARE CAPITAL

a)  Capital Stock

By special resolution passed on September 1, 2005, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

On November 17, 2006 the Company consolidated its share capital on a one for five basis, reducing outstanding number of common shares to 3,662,412.  All references to the issuance, granting, and exercising of common stock, stock options and warrants and loss per share amounts in these financial statements have been adjusted to reflect the retro-active effect of the five for one share consolidation.

On December 12, 2006 the Company issued 4,489,400 units at a price of $0.10 per unit to settle outstanding debts aggregating $448,940.  Each unit consisted of one common share of the Company and one-half warrant.   One full warrant entitled the holder to subscribe for one additional share at a price of $0.15 until December 12, 2007.  As at December 12, 2007 2,244,700 warrants were exercised for total proceeds of $336,705.

On December 13, 2006 the Company issued 80,000 common shares pursuant to a debt settlement agreement dated February 5, 2004 to a third party.

The Company completed a 3,831,000 unit non-brokered private placement in two tranches.  On December 19, 2006 1,830,000 units, at a price of $0.10 per unit, were issued for proceeds of $183,000.  Each unit consisted of one common share of the Company and one-half warrant.  One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until December 12, 2007.  On January 10, 2007 2,001,000 units, at a price of $0.10 per unit, were issued for proceeds of $200,100 under the same terms and conditions.  One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until January 10, 2008.  As at December 12, 2007 and January 10, 2008 915,000 warrants and 1,000,500 warrants were exercised respectively for aggregate proceeds of $287,325.

The grant date fair value of the warrants granted in connection with above issuances was estimated to be $NIL, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

During November 2007 the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered (See Note 4).

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 5.

SHARE CAPITAL (CONTINUED)

b)  Stock Options

A summary of the Company’s stock options as of March 31, 2008 and 2007 and changes during the year are as follows:

	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	-	-	115,000	0.75
Granted	-	-	-	-
Expired or cancelled	-	-	(115,000)	0.75
Outstanding, end of year	-	-	-	-

Stock options issued to officers and directors to purchase 15,000 common shares at price of $0.50 per share to April 9, 2006, 40,000 common shares exercisable at a price of $0.75 per share to August 29, 2006 and 60,000 common shares exercisable at a price of $0.80 per share to March 21, 2007 expired unexercised.

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  As at March 31, 2008 no options have been issued under this plan.

c)   Warrants

As at March 31, 2008 the Company had no outstanding share purchase warrants (2007 – 4,160,200; 2006 – Nil).  The weighted average remaining life of all outstanding share purchase warrants was Nil years (2007 – 0.72; 2006 – Nil) at March 31, 2008.

A summary of the Company’s warrants as of March 31, 2008, and 2007, and changes during the year are as follows:

	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	-	-	-	-
Issued	4,160,200	0.15	4,160,200	0.15
Exercised	(4,160,200)	0.15	-	-
Outstanding, end of year	-	-	4,160,200	0.15

NOTE 6.

SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
	$	$	$
a) Non-cash financing and investing activities
Financing activities
Shares issued for debt settlement arrangements (Note 5)	67,200	480,940	-
Investing Activities:
Shares issued for mineral properties (Note 3)	-	30,000	-
Accrued mineral property option payment	1,000	-	-

b) Other
Cash paid for interest during the year	-	-	-
Cash paid for income taxes during the year	-	-	-

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 7.

FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2008	2007	2006
	$	$	$
Loss before income taxes	(151,083)	(216,222)	(111,847)
Corporate tax rate	33.6%	34.1%	34.1%

Expected tax expense (recovery)	(50,764)	(73,732)	(38,140)
Increase (decrease) resulting from:
Share issuance costs deductible for tax	-	(604)	(604)
Gain on debt settlement	-	17,562	-
Other non-taxable item	(3,501)	-	-
Unrecognized benefit of non-capital losses	54,265	56,774	37,744
	-	-	-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007	2006
	$	$	$
Estimated non-capital losses available	1,980,743	2,458,993	3,068,111
Estimated resource deductions	2,708,343	2,718,764	2,676,898
Share issuance costs deductible for tax	-	-	1,770
Unamortized equipment in excess of net book value	-	-	526,145
	4,689,086	5,177,757	6,272,921
Estimated corporate income tax rate	33.6%	34.1%	34.1%

Potential future income tax assets	1,575,533	1,765,615	2,139,066
Less: valuation allowance	(1,575,533)	(1,765,615)	(2,139,066)
Net future income tax asset	-	-

At March 31, 2008, the Company has non-capital losses of approximately $1,980,743 which may be applied to reduce taxable income of future years.  The non-capital losses expire as follows:

Year	$
2009	392,709
2010	347,677
2014	141,214
2015	88,880
2026	125,055
2027	723,705
2028	161,503
1,980,743

The Company has certain resource related deductions and other losses which may be available to be offset against future taxable income in Canada.  The benefits of all these deductions are not reflected in these financial statements as the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, and accordingly the Company has recorded a valuation allowance of 100%.  The realization of any of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 8.

SUBSEQUENT EVENTS

The Company intends to forward split its issued shares on the basis of 1.5 new shares for one old share.

In May 2008 the Company entered into two Letters of Intent to acquire 100% of the issued and outstanding shares of two private companies with oil and gas interests in Alberta and Mozambique.  These transactions, if completed, will result in a reverse-take-over of the Company.  The Company will be required to provided capital of $7,600,000; assume debt obligations of up to $5,750,000; issue up to 83,209,710 post-split shares, issue up to 11,528,983 share purchase warrants at various terms and grant options to acquire up to 4,500,000 post-split shares at $0.75 per share.  The Company will also be required to do an equity financing of $30,000,000.  It is anticipated that 40,000,000 units at $0.75 per unit will be offered through Haywood Securities as agent by private placement.  The Letters of Intent are non-binding and completion of these acquisitions is subject to various conditions.  There can be no assurance that the transactions will be completed as proposed or at all.

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP).  Material differences to these financial statements are as follows:

a)

Exploration stage enterprise:

Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements prepared in accordance with Canadian GAAP.

b)

Statement of stockholders’ equity:

US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception of the exploration stage.  For Canadian reporting purposes the Company has not provided historical share transactions prior to December 31, 2004.

c)

Interest in unproven mineral properties:

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for US GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.   The comparative figures have been reclassified to reflect the capitalization of mineral property option payments as mineral rights under US GAAP.

To date the Company has not established any proven or probable reserves on its mineral properties.

d)

Stock-based compensation

The Company adopted a formal stock option plan on September 1, 2005, which provides for the granting of incentive stock options.  Stock options granted to directors, employees and non-employees are accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.  As a result, effective September 1, 2005 there is no difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.  As at March 31, 2008, no options have been issued under the Company’s stock option plan.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)

Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

f)   Summary of financial statement information

The effect of the accounting differences for exploration costs are as follows:

Reconciliation of losses reported to US GAAP:

	2008	2007	2006
	$	$	$
Net loss as reported in accordance with Canadian GAAP	(151,083)	(216,222)	(111,847)
Adjustments to US GAAP
- mineral property exploration costs	-	-	(52,104)
Net loss under US GAAP	(151,083)	(216,222)	(163,951)

Net loss per share under US GAAP	(0.01)	(0.04)	(0.04)

Diluted net earnings (loss) per share reflect the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of March 31, 2008, the Company had no (2007: Nil, 2006: 115,000) stock options outstanding and no (2007: 4,160,200: 2006: Nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Reconciliation of total assets, liabilities and shareholders’ capital deficiency to US GAAP:

	2008	2007
	$	$
Total assets under Canadian GAAP	697,833	208,712
Adjustment to US GAAP	-	-
Total assets under US GAAP	697,833	208,712

Total liabilities under Canadian GAAP	77,250	128,276
Adjustment to US GAAP	-	-
Total liabilities under US GAAP	77,250	128,276

Total shareholders’ equity under Canadian GAAP	620,583	80,436
Adjusted to US GAAP	-	-
Total shareholders’ equity under US GAAP	620,583	80,436

Reconciliation of statements of cash flows to US GAAP:

	2008	2007	2006
	$	$	$
Cash used in operating activities under Canadian GAAP	(135,908)	(72,170)	(60,904)
Adjustments to US GAAP
- mineral property costs expensed	-	(11,711)	(52,104)
Cash used in operating activities under US GAAP	(135,908)	(83,881)	(113,008)

Cash used in investing activities under Canadian GAAP	-	(11,711)	(52,104)
Adjustments to US GAAP - mineral property costs expensed	-	11,711	52,104
Cash used in investing activities under US GAAP	-	-	-

Cash flow from financing activities under Canadian GAAP	624,030	182,600	175,500
Adjustments to US GAAP	-	-	-
Cash flow from financing activities under US GAAP	624,030	182,600	175,500

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed In Canadian Dollars)

NOTE 9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

g)

Recent accounting pronouncements:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in consolidated Financial Statements - an Amendment of ARB No. 51." This statement requires that noncontrolling or minority interests in subsidiaries be presented in the consolidated statement of financial position within equity, but separate from the parents' equity, and that the amount of the consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective for the fiscal years beginning on or after December 15, 2008. Currently the Company does not anticipate that this statement will have an impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. Management is in the process of evaluating the impact, if any, SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. Management is in the process of evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations